Exhibit 99.1

31 October 2003

InterContinental Hotels Group PLC
Board Change

Following press speculation, InterContinental Hotels Group PLC (IHG) announces today its intention to appoint David Webster, presently deputy chairman of IHG, as non-executive chairman to succeed Sir Ian Prosser. This appointment will take effect from 1st January 2004, subject to the satisfactory resolution of the current situation at Safeway.

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For further information, please contact:

Dee Cayhill / Kathryn Holland, Corporate Affairs	01753 410423 / 01753 410425
Fiona Antcliffe, Brunswick	020 7404 5959

Note to Editors
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,300 hotels and 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.